Enterra Energy Trust Appoints Vice President U.S. Operations

CALGARY, ALBERTA -- (Marketwire – January 14, 2008) – Enterra Energy Trust ("Enterra" or the "Trust") (TSX: ENT.UN, NYSE: ENT) welcomes Mr. Mark Rupert to the newly created position of Vice President U.S. Operations effective January 28, 2008. Mr. Rupert is a Professional Petroleum Engineer with over 30 years of oil and gas industry experience, most recently as Operations Manager of a private exploration and production company based in Oklahoma with assets in the Anadarko and Arkoma basins. Mr. Rupert has also held various managerial and technical positions specializing in drilling and operating activities in Oklahoma, Texas and Louisiana.

Commenting, Jim Tyndall, Enterra’s Senior Vice President and Chief Operating Officer said, “We are delighted to appoint someone with Mark's years of experience and background to this position. This addition reflects our commitment to maximizing the potential of our Oklahoma operations.”

This new position was added to increase the technical depth of the Trust’s U.S. operations and will be focused on optimizing Enterra’s existing operations, adding design efficiencies to its hydrocarbon and water handling infrastructure, and enhancing reservoir management practices. These efforts are aimed at maintaining cost competitiveness, maximizing production and keeping pace with the Oklahoma drilling program.

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada, and in Oklahoma, U.S.A.

For further information please contact:

Kristin Mason
Investor Relations Coordinator
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com